Exhibit 99.1

NewLink

GENETICS

Today's Discoveries . . . Tomorrow's Medicines

Contact:
Gordon LinkChief Financial Officer
515.598.2925
glink@linkp.com

FOR IMMEDIATE RELEASE

NewLink Genetics receives notice of allowance from USPTO for new patent broadly covering its D-1MT IDO pathway inhibitor

AMES, Iowa, April 24, 2012 (GLOBE NEWSWIRE) -- NewLink Genetics Corporation (Nasdaq:NLNK) today announced that the United States Patent & Trademark Office (USPTO) has allowed broad claims to oral pharmaceutical compositions comprising 1-methyl-D-tryptophan (D-1MT) (US Serial No. 12/175,538) and also to oral pharmaceutical compositions comprising 1-methyl-DL-tryptophan (US Serial No. 11/603,291). The company holds exclusive rights to the allowed applications.
"These patents will strengthen our D-1MT franchise in the United States," commented Dr. Charles Link, NewLink's Chairman and CEO, "and should facilitate our ongoing discussions with potential development and marketing partners for this product candidate.
"We have studied D-1MT in multiple single-agent phase 1 studies as well as in separate phase 1 studies evaluating D-1MT in combination with either docetaxel or an autologous dendritic cell vaccine," Noted Dr. Nicholas Vahanian, NewLink's President and Chief Medical Officer. "Data from several of these studies will be presented at the ASCO annual meeting in June."
About D-1MT and inhibition of the IDO pathway
IDO pathway inhibitors, including D-1MT, represent a potential breakthrough approach to cancer therapy using small-molecule, anti-toleragenic product candidates intended to counteract a key mechanism by which tumors evade immune-mediated destruction. IDO is an enzyme that regulates immune response by suppressing T-cell function and enabling local tumor immune escape. Recent studies have demonstrated that IDO is overexpressed in many cancers, within both tumor cells as a direct defense against T-cell attack, and also within antigen presenting cells in tumor draining lymph nodes whereby IDO promotes peripheral tolerance to tumor associated antigens (TAAs). When hijacked by developing cancers in this manner, IDO may facilitate the survival, growth, invasion, and metastasis of malignant cells expressing TAAs that might otherwise be recognized and attacked by the immune system as foreign. D-1MT is currently in multiple Phase 1B/2 studies evaluating the addition of D-1MT to Taxotere in the treatment of breast cancer and the addition of D-1MT to an autologous P-53 dendritic cell vaccine also in the treatment of breast cancer patients. In addition to its clinical D-1MT product candidate, NewLink has an active program directed at discovering and developing other IDO pathway inhibitors.
About NewLink Genetics Corporation
NewLink Genetics Corporation is a biopharmaceutical company focused on discovering, developing and commercializing novel immunotherapeutic products to improve cancer treatment options for patients and physicians. NewLink's portfolio includes biologic and small molecule immunotherapy product candidates intended to treat a wide range of oncology indications. NewLink's product candidates are designed with an objective to harness multiple components of the innate immune system to combat cancer, either as a monotherapy or in combination with current treatment regimens, without incremental toxicity. NewLink's lead product candidate, HyperAcute Pancreas cancer immunotherapy is being studied in a Phase 3 clinical trial in surgically resected pancreatic cancer patients (patient information is available at http://www.pancreaticcancer-clinicaltrials.com). This clinical trial is being performed under a Special Protocol Assessment with the U.S. Food and Drug Administration. NewLink and its collaborators have completed patient enrollment for a Phase 1/2 clinical trial evaluating its HyperAcute Lung cancer immunotherapy product candidate for non-small cell lung cancer and a Phase 2 clinical trial for its HyperAcute Melanoma cancer immunotherapy product candidate. NewLink also is developing d-1-methyltryptophan, or D-1MT, a small molecule, orally bioavailable product candidate from NewLink's proprietary indoleamine (2, 3) dioxygenase, or IDO, pathway inhibitor technology. Through NewLink's collaboration with the National Cancer Institute, NewLink is studying D-1MT in various chemotherapy and immunotherapy combinations in two Phase 1B/2 safety and efficacy clinical trials. For more information please visit www.linkp.com.
Safe Harbor Statement
This press release contains "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the issuance of, and protection provided by, the above described patents (U.S. Serial Nos. 12/175,538 and 11/603,291) and statements regarding the potential for the patents to facilitate development, marketing and partnering efforts. Such statements are based on management's current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the risks and uncertainties associated with: the protection and market exclusivity provided by the Company's intellectual property; risks related to the drug discovery and the regulatory approval process; and, the impact of competitive products and technological changes. These and other factors are identified and described in more detail in the Company's filings with the Securities and Exchange Commission, including without limitation the Company's annual report on Form 10-K for the year ended December 31, 2011, as amended, and subsequent filings. The Company disclaims any intent or obligation to update these forward-looking statements.